

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Michael J. Cushman
President and Chief Executive Officer
300 Park Marina Circle
Redding, California 96001

      Re: North Valley Bancorp
              Form 10-K for Fiscal Year Ended
              December 31, 2009

Dear Mr. Cushman:

      We have completed our review of your filings and have no further comments at this time.

              Sincerely,

              Mark Webb
              Legal Branch Chief